

Mail Stop 3233

February 24, 2016

Via E-mail
Mr. Deric S. Eubanks
Chief Financial Officer
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re: Ashford Hospitality Prime, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 16, 2015**
> **Form 8-K filed on February 26, 2015**
> **File No. 001-35972**

Dear Mr. Eubanks:

We have reviewed your February 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2016 letter.

Form 8-K filed February 26, 2015

Exhibit 99.1

1. We note that your Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA includes an adjustment for the incentive fee payable to Ashford, Inc.   Please tell us and revise your disclosure to describe the nature of the incentive fee, how you determined the amount of the adjustment and the basis for your conclusion that this adjustment is appropriate in an EBITDA measure and is useful to investors.

2. We note your response to our prior comment two and your continued inclusion of the Hotel EBITDA schedule. Please revise your disclosure to include a reconciliation to the

most directly comparable GAAP financial measure for each financial statement line item presented in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-X. Additionally, present Actual Hotel EBITDA, followed by a single adjustment for pre-acquisition results to arrive at Comparable Hotel EBITDA. Present Comparable Hotel Revenue in a similar manner if you wish to continue to present that measure.

3. We further note that your revised disclosure in response to prior comment two indicates that pre-acquisition results were adjusted. Please provide to us the quantitative impact of these adjustments.

4. Additionally with respect to our prior comment two, please tell us and revise your disclosure in future filings to state whether pre-acquisition results were audited or reviewed by your auditors or tell us why such disclosure is not material to investors.

5. We note in your response to our prior comment three that you may replace the previous hotel manager in an effort to improve financial and operating results. Please tell us how often you replace the previous hotel manager and the consideration you gave to disclosing the extent to which the comparable information provided includes results obtained from different managers.

6. We note your response to our prior comment four. Please revise your disclosure of Key Performance Indicators to include balancing disclosure of the actual % variance for the amounts presented. This comment also applies to any schedule that reflects a comparable % variance.

7. We note that your Reconciliation of Net Income (Loss) to Hotel EBITDA in Exhibit 1 includes line items labeled EBITDA including amounts attributable to noncontrolling interest and EBITDA attributable to the Company and OP unitholders. These amounts appear to represent Hotel EBITDA. Please revise or advise.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate
& Commodities